

February 26, 2010

Mr. Joseph Young
Principal Accounting Officer
Basic Earth Science Systems, Inc.
633 Seventeenth St, Suite 1645
Denver, Colorado 80202-3625

   Re: **Basic Earth Science Systems, Inc.**
      Form 10-K for the Fiscal Year Ended March 31, 2009
      Filed June 18, 2009
      File No. 000-07914

Dear Mr. Young:

  We have completed our review of your 2009 Form 10-K, and do not, at this time, have any further comments.

          Sincerely,

          Mark C. Shannon
          Branch Chief